UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter))

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

Change of Chief Financial Officer

This report on Form 6-K (the “Report”) contains information on changes to the executive leadership of Paysafe Limited (“Paysafe” or the “Company”). On September 3, 2024, Paysafe announced that John Crawford has been appointed as Chief Financial Officer (“CFO”). Mr. Crawford joined the Company on September 4, 2024 and succeeds Alex Gersh, who is stepping down as CFO.

Incorporation by Reference

This Report shall be deemed to be incorporated by reference into the registration statements of the Company on Form S-8 (File No. 333-256692), Form S-8 (No. 333-270582), Form S-8 (No. 333-279401) and Form F-3 (File No. 333-263910) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits

Exhibits

Exhibit	Description

99.1	Press Release, dated September 3, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 4, 2024	PAYSAFE LIMITED

	By:	/s/ Bruce Lowthers
	Name:	Bruce Lowthers
	Title:	Chief Executive Officer